RULE 14F-1
                  REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                INFORMATION PURSUANT TO SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       CENTRAL AMERICAN EQUITIES CORP.
                          Hotel Alta Interlink 964
                        POB 02-5635, Miami, FL 33102

This report is furnished by the Board of Directors of Central American Equities Corp., a Florida corporation ("Central American Equities"), to the holders of its common stock, $.001 par value. Information in this report regarding Ostar Pharmaceutical, Inc., Hebei Aoxing Pharmaceutical Co., Ltd. or their respective managements has been provided to Central American Equities by Ostar Pharmaceutical.

Central American Equities has entered into an Agreement and Plan of Merger with Ostar Pharmaceutical. Ostar Pharmaceutical is a Delaware corporation whose only business consists of owning 60% of outstanding capital stock of Hebei Aoxing Pharmaceutical Co., Ltd. Hebei Aoxing is a Chinese corporation that is involved in the business of manufacturing and distributing analgesic drugs in the People's Republic of China.

The Agreement and Plan of Merger contemplates that a closing will be held ten days after this Report is mailed to the shareholders of record of Central American Equities. At the closing, Ostar Pharmaceutical will be merged into Ostar Acquisition Corp., a wholly-owned subsidiary of Central American Equities, with the result that Ostar Pharmaceutical will become a wholly-owned subsidiary of Central American Equities. In connection with the merger, Central American Equities will issue to the shareholders of Ostar Pharmaceutical 37,858,447 shares of common stock and 300,000 shares of Series C Convertible Preferred Stock, which can be converted into 120,000,000 shares of common stock. As a result, the present shareholders of Ostar Pharmaceutical will own 98.7% of the equity in Central American Equities after the merger.

The Agreement and Plan of Merger provides that, at the closing, Central American Equities' Board of Directors will elect two persons designated by Ostar Pharmaceutical to serve on the Board of Directors. Those two individuals are Zhenjiang Yue, the Chairman of Hebei Aoxing, and John C. Leo, the President of American Union Securities, which is acting as advisor
to Ostar Pharmaceutical and Hebei Aoxing.    The three current members of
Central American Equities' Board of Directors will then resign from their positions as directors of Central American Equities.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Central American Equities on or about March 29, 2006.

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               VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are at present 2,141,553 shares of Central American Equities common stock issued, outstanding and entitled to vote. There are also 10,000 shares of Super-Voting Preferred Stock issued, outstanding and entitled to vote. The holder of each share of Super-Voting Preferred Stock is entitled to 1,000 votes at any meeting of shareholders. The following table sets forth the number of Central American Equities shares owned by each person who, as of March 29, 2006, owns of record, or is known by Central American Equities to own beneficially, more than 5% of either class of Central American Equities voting stock, as well as the ownership of such shares by the directors and executive officer of Central American Equities and the shares beneficially owned by all officers and directors as a group.

                       Amount and Nature of Beneficial Ownership
                       ------------------------------------------
Name and Address               Percentage Super-Voting Percentage Percentage of
of Beneficial Owner(1)  Common  of Class   Preferred    of Class   Voting Power
-------------------------------------------------------------------------------
Richard Wm. Talley     174,443    8.1%      10,000(2)     100%	      83.8%
Michael Caggiano       212,120    9.9%      10,000(2)     100%        84.1%
P. James Voloshin      164,852(3) 7.7%      10,000(2)     100%        83.7%

All officer and
 directors as a
 group (3 persons)     551,145   25.7%      10,000        100%        86.9%
______________________________

(1) The address of each beneficial owner is c/o Central American Equities Corp., Hotel Alta Interlink 964, POB 02-5635, Miami FL. 33102.
(2) The 10,000 outstanding shares of Super-Voting Preferred Stock are held jointly by the three members of the Board of Directors.
(3)  Includes shares held of record by the P.J. Voloshin MD Inc. Pension
     Fund.

Upon the closing of the merger, the Super-Voting Preferred Stock will be cancelled. There will then be 40,000,000 shares of Central American Equities common stock issued and outstanding as well as Series C Preferred Stock convertible into 120,000,000 common shares. The following table sets forth the number of Central American Equities common shares beneficially owned by each person who, as of the closing, will own beneficially more than 5% of Central American Equities' common stock on a fully-diluted basis (i.e. assuming conversion of the Series C Prefered Stock), as well as the ownership of such shares by the individuals who will be the directors of Central American Equities after the closing.

Name and Address of           Amount and Nature of            Percent
Beneficial Owner              Beneficial Ownership(1)         of Class
------------------------------------------------------------------------
Zhenjiang Yue                  115,200,000                      72.0%
c/o Hebei Aoxing
 Pharmaceutical Co., Ltd.
 No. 1 Industry District
 Kinle City, Hebei Province,
 China 050700

John C. Leo                      4,800,000(2)                    3.0%
c/o American Union Securities,
 Inc.
 100 Wall Street - 15th Floor
 New York, NY 10005

All directors as a group
 (2 persons)                   120,000,000                      75.0%

Yumin Yue                       12,800,000                       8.0%
c/o Hebei Aoxing
 Pharmaceutical Co., Ltd.
 No. 1 Industry District
 Xinle City, Hebei Province,
 China 050700

Huaqin Zhou                      8,800,000                       5.5%
 136 Hospital Rd., Suite 3
 Jiangyang City, Sichuan
 Province, China
__________________________________


(1)  All shares will be owned of record.

(2) Includes 4,000,000 shares that will be owned by American Union Securities, Inc., of which Mr. Leo is the President.


                           NEW BOARD OF DIRECTORS

Upon the closing of the merger of Ostar Pharmaceutical into a subsidiary of Central American Equities, the current members of the Board of Directors will appoint two individuals designated by Ostar Pharmaceutical to replace them as Central American Equities' Board of Directors. The individuals designated by Ostar Pharmaceutical to serve on the Board are identified below.

Zhenjiang Yue. In 2000, after securing the approval of the Hebei Provincial Government, Mr. Yue established the Hebei Aoxing Group. Since 2000, Mr. Yue has been employed as the President and General Manager of Hebei Aoxing Pharmaceutical Co. Ltd. Prior to organizing Hebei Aoxing, Mr. Yue was engaged in senior management of a number of private enterprises, including a carpet factory, a precast metal factory, the Hebei Brewery Plant, and China Aoxing Food & Brewery Co. Ltd. As a result of his entrepreneurial activities, Mr. Yue was named "Leader in the Science & Technology Development Project of the Communist Youth League" and "Youth Entrepreneur of Hebei Province." Mr. Yue has also served as the Vice President of the Pharmaceutical Association of Shijiazhuang City, the Vice President of the Non-Governmental Entrepreneur Association of Hebei Province, the Vice President of Fuxi Culture Research Association of China, and the President of the Zhouyi Research Association of Xinle City. Mr. Yue is 46 years old.

John C. Leo. Mr. Leo is the founder of American Union Securities, Inc., and has served as its President since 2004. American Union Securities is a full service investment banking firm registered with the Securities and Exchange Commission and the National Association of Securities Dealers. American Union Securities works with both domestic and foreign issuers, with a specific expertise in identifying private companies in China that have the potential to be successful public companies in the United States. From 2001 through 2003, prior to organizing American Union Securities, Mr. Leo was the founder and managing member of Venture Capital Partners, LLC, a private merchant banking and consulting firm. From 1996 through 2001, Mr. Leo was employed as a registered principal and OTC market maker with AM Capital and MH Meyerson. Mr. Leo became a registered representative in 1987 and during his career has focused on raising capital through IPOs and reverse merger transactions. Mr. Leo maintains the following NASD registrations: Series 7, 63, 55 and 24. Mr. Leo also serves on the board of the following public companies: Goldtech Mining, China International Enterprises Inc. and DK Investors. Mr. Leo is 41 years old.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board. The Board will also not have an "audit committee financial expert" within the definition given by the Regulations of the Securities and Exchange Commission. The members of the Board expect to recruit an audit committee financial expert to join the Board during 2006.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

EXECUTIVE COMPENSATION

This table itemizes the compensation paid to Zhenjiang Yue by Hebei Aoxing Pharmaceutical Co., Ltd. for services as its Chief Executive Officer during the past three years. There was no officer of Ostar Pharmaceutical or Hebei Aoxing whose salary and bonus for services rendered during the year ended December 31, 2005 exceeded $100,000.

     				Year	      Salary
                                ----        ---------
Zhenjiang Yue ................. 2005        $ 25,000
				2004	      25,000
				2003	      25,000


RELATED PARTY TRANSATIONS

John C. Leo, who will be a director of Central American Equities after the merger, is the President of American Union Securities, Inc. American Union Securities has acted as advisor to Hebei Aoxing in connection with the merger. In preparation for the reverse merger into Central American Equities, the owners of Hebei Aoxing agreed to transfer 60% of Hebei Aoxing to Ostar Pharmaceutical, a newly-formed holding company, in exchange for 81.1% of the outstanding stock of Ostar Pharmaceutical. The remaining stock in Ostar Pharmaceutical is owned by American Union Securities and persons associated with American Union Securities. Therefore, when the merger is completed, John C. Leo will hold 800,000 common shares of Central American Equities, American Union Securities will hold 4,000,000 such shares, and other persons associated with American Union Securities will hold 25,058,448 common shares of Central American Equities (on a fully-diluted basis). The aggregate interest of American Union Securities and its associates in Central American Equities after the merger will represent 18.7% of the outstanding shares.

March 29, 2006                       By Order of the Board of Directors:

                                     Michael Caggiano, President